RECEIVED
2015 MAR -2 PM 2:06
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15048307

3/10/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seabury Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, 25th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Marrone 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, Michael T. Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seabury Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FIN-OP
Title

Notary Public

SHABEEN REHMAN
Notary Public, State of New York
Qualified in Nassau County
No. 01R [illegible]478
My Commission Expires 11-04-2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEABURY SECURITIES LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2014

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

SEABURY SECURITIES LLC

Table of Contents

(CONFIDENTIAL PURSUANT TO RULE 17a-5)

December 31, 2014

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com; mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Seabury Securities, LLC

We have audited the accompanying financial statements of Seabury Securities, LLC (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Seabury Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seabury Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Seabury Securities, LLC's financial statements. The supplemental information is the responsibility of Seabury Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Seabury Securities, LLC

We have audited the accompanying statement of financial condition of Seabury Securities, LLC (a Delaware limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Seabury Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Seabury Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

SEABURY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5 (e) (3)
December 31, 2014

ASSETS

Current Assets		
Cash	$	126,523
Accounts Receivable		26,563
Total Assets	$	153,086

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued Expenses		12,500
Due to Affiliate		63,921
Total Liabilities		76,421
Members' Equity		76,665
Total Liabilities and Members' Equity	$	153,086

See accompanying notes to financial statements.

SEABURY SECURITIES LLC
STATEMENT OF OPERATIONS
CONFIDENTIAL PURSUANT TO RULE 17a-5 (e) (3)
For the Year Ended December 31, 2014

Revenues		
Interest income	$	125
Expenses		
Employee Compensation and Benefits		380,028
Occupancy		40,430
Professional		71,113
Regulatory Fees and Expenses		19,379
Other Administrative Expenses		11,665
Total Expenses		522,615
Net (Loss) Before Income Tax Expense		(522,490)
Income tax expense		1,453
Net (Loss)	$	(523,943)

See accompanying notes to financial statements.

SEABURY SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
CONFIDENTIAL PURSUANT TO RULE 17a-5 (e) (3)
For the Year Ended December 31, 2014

Members' equity, beginning of year	$	256,263
Net income (loss)		(523,943)
Capital Contributions		344,345
Members' equity, end of year	$	76,665

See accompanying notes to financial statements.

SEABURY SECURITIES LLC
STATEMENT OF CASH FLOWS
CONFIDENTIAL PURSUANT TO RULE 17a-5 (e) (3)
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (523,943)
Increase (Decrease) in Cash Flows as a Result of Changes in Asset and Liability Account Balances:	
Accounts Receivable	(20,501)
Prepaid Expenses	38,070
Accrured Expenses	(19,050)
Due to Affiliates	62,871
NET CASH USED BY OPERATING ACTIVITIES	(462,553)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Members' Contribution	344,345
NET DECREASE IN CASH	(118,208)
Cash at January 1, 2014	244,731
Cash at December 31, 2014	$ 126,523
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Year for:	
Income taxes	$ 1,453
Supplemental Disclosures of Non-Cash Transactions:	
Liability to Affiliate transferred to Members' Equity	$ 344,345

See accompanying notes to financial statements.

SEABURY SECURITIES LLC
Notes to Financial Statements
December 31, 2014

Note 1 - Business Summary

Seabury Securities LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-sized corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate finance and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

SEABURY SECURITIES LLC
Notes to Financial Statements
December 31, 2014

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. A Member of a Limited Liability Company is individually taxed on its pro-rata share of the Company's earnings. The Company is liable for taxes in several states and New York City. Total tax expense for the year ended December 31, 2014 is approximately $ 1,453.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 – Regulatory Requirements

Net Capital Requirement

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $50,102 which was $45,007 in excess of its required net capital of $5,095. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 1.53 to 1.

Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 5 - Related Party Transactions

Pursuant to a service agreement, the Company's affiliate provides various services and other operating assistance to the Company. These include professional fees, use of fixed assets, travel, insurance, subscriptions, taxes, personnel, benefits and other general and administrative services. The total amount of intercompany charges incurred by the Company was approximately $431,343. Approximately $63,921 was due by the Company to the affiliate related to the service agreement as of December 31, 2014.

Note 6 – Member's Equity

During the year 2014, the Company's member and an affiliate resolved that amounts due them from the Company be transferred to member's equity. The total balance transferred was $344,345.

Note 7 – Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 8 - Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through that date.

Note 9 – Uncertain Tax Positions

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

SEABURY SECURITIES LLC
SUPPLEMENTARY INFORMATION
CONFIDENTIAL PURSUANT TO RULE 17a-5 (e) (3)
December 31, 2014

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total members' equity	$ 76,665
Less nonallowable assets	
Accounts receivable	26,563
Total nonallowable assets	26,563
Net capital	$ 50,102
Aggregate indebtedness	$ 76,421
Computed minimum net capital required (6.67 % of aggregate indebtedness)	$ 5,095
Minimum net capital requirement (under SEC Rule 15c3-1)	$ 5,000
Excess net capital (under SEC Rule 15c3-1) ($50,102 - $5,095)	$ 45,007
Percentage of aggregate indebtedness to net capital $ 76,421 / $ 50,102	152.5%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

SEABURY SECURITIES LLC
CONFIDENTIAL PURSUANT TO RULE 17a-5 (d)(4)
December 31, 2014

Reconciliation with Company's Part II (unaudited)	$	50,102
Audit Adjustments		0
Net Capital, as Audited	$	50,102

See report of independent registered public accounting firm

SEABURY SECURITIES, LLC
(CONFIDENTIAL PURSUANT TO RULE 17a-5)

Computation for Determination of Reserve Requirements and
Information Relating to Possession and Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Seabury Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Seabury Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seabury Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Seabury Securities LLC stated that Seabury Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seabury Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seabury Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

SEABURY

Seabury Securities LLC
1350 Avenue of Americas, 25th Floor
New York, NY 10019
T +212 284 1133
F +1 212 284 1144
E info@seaburygroup.com
W www.seaburygroup.com

Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 at December 31, 2014, and operated in compliance without exception for the fiscal year then ended.

Signature ____________________ Date 2/18/2015

Michael T Marrone
Print Name